COMPANY PRESS RELEASE
SOURCE: ACS-Tech80 Ltd.

NEW MANAGEMENT APPOINTMENT

MIGDAL HA'EMEK, Israel, October 24, 2002 /PRNewswire/ -- ACS-Tech80 Ltd., (Nasdaq: ACSEF - news)

Netzer Precision Motion Sensors' Board of directors appointed Mr. Ze'ev Kirshenboim as CEO of Netzer Precision Sensors Ltd. Mr. Kirshenboim will assume the added responsibility of managing Netzer, in addition to his role as CEO of ACS-Tech80 Ltd. At ACS-Tech80, Mr. Dror Marom has been appointed as the Chief Operating Officer (COO), responsible for the day-to-day operations of the company.

NETZER PRECISION Motion Sensors Ltd is an Israeli company in which ACS-Tech80 has invested a aggregate amount of approximately $1.5 million. Netzer Precision has recently completed raising $2 million dollars, following which ACS-Tech80 holds approximately 12.76% of Netzer's outstanding share capital, on a fully diluted basis.

NETZER PRECISION develops and produces unique motion sensors that are based on a proprietary technology.

ACS-Tech80 develops and market advanced motion control products for the electronics, semiconductors and medical industries.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

Contact person: Zeev Kirshenboim; Fax: +972-4-6546443


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